TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached:	Reed Elsevier Plc
2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to notification obligation:

4. Full name of shareholder(s) (if different from 3):	Nominees (Jersey) Ltd Perry Nominees Ltd Boltro Nominees Ltd Ward Nominees Ltd Lloyds Bank (PEP) Nominees Ltd State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:	17th January 2008

7. Threshold(s) that is/are crossed or reached:	Fallen below 4%

8: Notified Details
A: Voting rights attached to shares
Class/type of
shares
If possible use	Situation previous to the
ISIN code	triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting	Number of shares	Number of voting rights		Percentage of voting
		rights				rights

				Direct	Indirect	Direct	Indirect

B2B0DG9 ORD GBP0.1444	45,136,734	45,136,734	41,893,893		41,893,893		3.810

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

41,893,893	3.810

9. Chain of controlled undertak	ings through which the voting rights and /or the

financial instruments are effec	tively held, if applicable:

15,437,983 Shares are held by N
of Lloyds TSB Bank Plc, a wholl
1,447,970 Shares are held by Pe
Lloyds TSB Bank Plc, a wholly o
111,705 Shares are held by Bolt
Lloyds TSB Bank Plc, a wholly o
346,920 Shares are held by Ward
Lloyds TSB Bank Plc, a wholly o
561,901 Shares are held by Lloy
subsidiary of Lloyds TSB Bank P
Group Plc.
23,987,414 Shares are held by S
control of Scottish Widows Inve
subsidiary of Scottish Widows I
subsidiary of Scottish Widows G
TSB Bank plc, a wholly owned su
ominees (Jersey) Ltd, a wholly owned subsidiary
y owned subsidiary of Lloyds TSB Group Plc.
rry Nominees Ltd, a wholly owned subsidiary of
wned subsidiary of Lloyds TSB Group Plc.
ro Nominees Ltd, a wholly owned subsidiary of
wned subsidiary of Lloyds TSB Group Plc.
Nominees Ltd, a wholly owned subsidiary of
wned subsidiary of Lloyds TSB Group Plc.
ds Bank (Pep) Nominees Ltd, a wholly owned
lc, a wholly owned subsidiary of Lloyds TSB

tate Street Nominees Ltd. Shares are under the
stment Partnership Ltd, a wholly owned
nvestment Partnership Group Ltd, a wholly owned
roup Ltd, a wholly owned subsidiary of Lloyds
bsidiary of Lloyds TSB Group Plc.

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14 Contact name:	Central Disclosure Unit

15. Contact telephone name:	+44 (0) 1444 418127

B: Identity of the notifier, if applicable
Full name	Margaret Woods, Assistant Company Secretary, Reed Elsevier PLC

Contact address	1-3 Strand London WC2N 5JR

Phone number & email	+44 (0) 207 166 5613 margaret.woods@reedelsevier.com